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                 [NEXSTAR PHARMACEUTICALS, INC. LETTERHEAD]

                  NEXSTAR PHARMACEUTICALS SELLS $75 MILLION
                     CONVERTIBLE SUBORDINATED DEBENTURES


BOULDER, COLORADO, July 28, 1997 -- NeXstar Pharmaceuticals Inc. (NASDAQ:NXTR) announced that it has, today, sold $75 million of its 6.25 percent Convertible Subordinated Debentures due 2004 in a private placement/Rule 144A transaction. The Debentures are convertible into common stock at a price of $16,875.

NeXstar Pharmaceuticals intends to use the net proceeds from the sale of the Debentures to repay outstanding bank debt in the amount of $28.6 million and for general corporate purposes. It is anticipated that the closing of the sale will occur on or about July 31, 1997.

These debentures have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these debentures in any jurisdiction in which such offer, solicitation or sale would be unlawful.

NeXstar Pharmaceuticals Inc. is an integrated pharmaceutical company engaged in the discovery, development, manufacturing and commercial globalization of products to treat life-threatening diseases, including cancer and infectious diseases. The Company currently markets two drugs, AmBisome and DaunoXome. The Company has headquarters in Boulder, Colo.; research, development and manufacturing facilities in San Dimas, Calif.; Lakewood, Colo.; and Boulder; and marketing subsidiaries worldwide.

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